UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Riverview Bancorp, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

769397100

(CUSIP Number)

Frederick DiSanto
C/O Ancora Advisors, LLC
6060 Parkland Boulevard, Suite 200
Cleveland, Ohio 44124
(216) 825-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 1, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 769397100	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ancora Advisors, LLC 33-1099773
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nevada, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,894,952
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 1,894,952
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,894,952
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.42%
14.	TYPE OF REPORTING PERSON (see instructions) 00

CUSIP No. 769397100	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frederick DiSanto
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 59,486
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 59,486
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,486
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.26%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 769397100	13D

Item 1.  Security and Issuer.

This statement relates to the shares of Common Stock of Riverview Bancorp, Inc. The address of the issuer is 900 Washington Street, Suite 900, Vancouver, Washington 98660

Item 2.  Identity and Background.

This statement is filed on behalf of Ancora Advisors, LLC. Ancora Advisors, LLC is registered as an investment advisor with the SEC under the Investment Advisors Act, as amended. Ancora Advisors, LLC is the investment advisor to the Ancora Trust, which includes the Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund, Ancora/Thelen Small-Mid Cap Fund, and Ancora MicroCap Fund (Ancora Family of Mutual Funds), which are registered with the SEC as investment companies under the Investment Company Act, as amended.

Ancora Advisors, LLC has the power to dispose of the shares owned by the investment clients for which it acts as advisor, including Merlin Partners, the AAMAF LP, Birchwald Partners LP, Ancora Catalyst Fund LP, Pondfield LP and the Ancora Greater China Fund LP for which it is also the General Partner, and the Ancora Family of Mutual Funds. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

During the last five years the Reporting Person has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

Ancora Advisors owns no Shares directly but Ancora Advisors may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment management clients. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

Merlin Partners, AAMAF LP, Birchwald Partners LP, Ancora Catalyst Fund LP, Pondfield LP, Ancora Greater China Fund LP, Ancora Family of Mutual Funds, Employees of Ancora Advisors, LLC and Owners of Ancora Advisors, LLC. have used available and uncommitted cash to purchase shares of the Issuer.

Item 4.  Purpose of Transaction.

This is the Ancora Advisor LLC. second amendment to its initial Schedule 13D filing. In the aggregate, Ancora Advisor LLC. owns 8.732% of the Company's Common Stock, based upon the Company's aggregate outstanding shares as of August 7, 2015. This amendment is being filed to disclose that on August 28, 2015, Ancora Advisor LLC. has reached an agreement with the Riverview Bancorp to appoint Mr. James M. Chadwick, a Director of Ancora Advisor LLC., to the Board of Directors of Riverview Bancorp, effective immediately. The standstill agreement contains a number of terms and is attached as Exhibit B (the "Agreement") and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

The following list sets forth the aggregate number and percentage (based on 22,507,890 shares of Common Stock outstanding on August 7, 2015) of outstanding shares of Common Stock owned beneficially by the Reporting Persons:

Name	No. Of Shares	Percent of Class
Ancora Owners/Employees (1)	70,486	0.31
Ancora Funds & Partnerships (2)	1,805,852	8.02
Ancora Advisors SMA (3)	89,100	0.40
TOTAL	1,965,438	8.73

(1) These Shares are owned by the owners and employees of Ancora Advisors, LLC.

(2) These Shares are owned by the Ancora Family of Mutual Funds and/or Investment Partnerships, including Merlin Partners, the AAMAF LP, Birchwald Partners LP, Ancora Catalyst Fund LP, Pondfield LP and the Ancora Greater China Fund LP for which it is also the General Partner, of which Ancora Advisors acts as the discretionary portfolio manager.

(3) These Shares are owned by investment clients of Ancora Advisors. Ancora Advisors does not own these shares directly, but by virtue of Ancora Advisors Investment Management Agreement with the investment clients of Ancora Advisors, each may be deemed to beneficially own Shares by reason of their power to dispose of such Shares. Ancora Advisors disclaims beneficial ownership of such Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A: "Relevant Transactions in Shares" since the preceding 60 days.

Date of Transaction	Buy/Sell	Amount of Securities	Price Per Share
6/29/2015	Buy	14,000	4.2987
6/30/2015	Buy	13,500	4.2878
7/1/2015	Buy	26,600	4.2872
7/6/2015	Buy	20,000	4.2700
7/8/2015	Buy	4,700	4.2585
7/9/2015	Buy	312	4.3678
7/10/2015	Buy	1,050	4.3029
7/13/2015	Buy	2,800	4.3421
7/14/2015	Buy	2,000	4.2750
7/15/2015	Buy	552	4.3000
7/29/2015	Buy	188	4.4353
7/30/2015	Buy	5,300	4.3657

Exhibit B: "Standstill Agreement" follows the signature page

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ancora Advisors, LLC

/s/ Frederick DiSanto Frederick DiSanto

Chairman and Chief Executive Officer

September 1, 2015

Exhibit B: "Standstill Agreement"

STANDSTILL AGREEMENT

This Standstill Agreement (this "Agreement") is made by and between Riverview Bancorp, Inc. ("Riverview") on the one hand, and Ancora Advisors, LLC ("Ancora Advisors"), Merlin Partners, AAMAF LP, Ancora Catalyst Fund LP, James M. Chadwick, Frederick DiSanto, Brian Hopkins and Patrick Sweeney (collectively, the "Ancora Parties" and individually a "Member" of the Ancora Parties), on the other hand, on behalf of themselves and their respective affiliates (Riverview and the Ancora Parties together, collectively, the "Parties"). In consideration of the covenants, promises and undertakings set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. Board Expansion and Membership

On August 26, 2015, the Board of Directors of Riverview ("Board") will be expanded from its present eight-member size to nine members, and Mr. James M. Chadwick will be appointed a director of Riverview to serve in the class of directors with terms expiring at the conclusion of Riverview's 2016 annual meeting of stockholders. Mr. Chadwick's service on the Board will commence at the August 26, 2015 meeting of the Board subject to the execution of the Agreement and the Non-Disclosure Agreement, the form of which is attached hereto as Exhibit A (the "Non-Disclosure Agreement"). At the annual meeting of stockholders to be held in 2016, Riverview shall use its best efforts to cause Mr. Chadwick to be elected as a director of Riverview to serve in the class of directors with terms expiring at the conclusion of the 2018 annual meeting of stockholders. At all times from and after the date of this Agreement, subject to Section 4 hereof, Riverview's Board of Directors will also appoint, at its sole discretion, all other persons to fill remaining director positions or vacancies on the Riverview Board of Directors. While Mr. Chadwick serves as a director of the Board, Mr. Chadwick shall receive compensation (including equity based compensation, if any) for the Board and committee meetings attended, an annual retainer and benefits (including expense reimbursements) on the same basis as all other non-employee directors of Riverview.

On August 26, 2015, the Board of Directors of Riverview will cause the Board of Directors of Riverview Community Bank (the "Bank") to expand the Bank's Board of Directors ("Bank Board") to nine members and to appoint Mr. Chadwick to fill the vacancy created by the expansion of the Bank's Board of Directors for a term to expire at the annual meeting of the Bank's sole shareholder to be held in 2016, as required by Article III, Section 11 of the Bank's Bylaws. Mr. Chadwick's service on the Bank's Board will commence at the August 26, 2015 meeting of the Bank's Board subject to the execution of the Agreement and the Non-Disclosure Agreement. At the annual meeting of the Bank's sole shareholder to be held in 2016, Riverview, as the Bank's sole shareholder, shall cause Mr. Chadwick to be elected as a director of the Bank to serve in the class of directors with terms expiring at the conclusion of the Bank's 2018 annual meeting of its sole shareholder, subject to Mr. Chadwick's election as a director of Riverview at the annual meeting of shareholders to be held in 2016. While Mr. Chadwick serves as a director of the Bank's Board, Mr. Chadwick shall receive compensation (including equity based compensation, if any) for the Board and committee meetings attended, an annual retainer and benefits (including expense reimbursements) on the same basis as all other non-employee directors of the Bank.

Upon the election of Mr. Chadwick to the Board and, thereafter, upon the reasonable request of Mr. Chadwick, the Board shall consult with Mr. Chadwick regarding the appointment of Mr. Chadwick to one or more committees of each of the Board and the Bank Board, with the understanding that the intent of the Parties is that Mr. Chadwick or any substitute for Mr. Chadwick pursuant to Section 4 hereof (the "Substitute") shall be considered for membership on committees of the Board and the Bank Board in a similar manner to other members of the Board and the Bank Board.

In the event Mr. Chadwick or the Substitute resigns from the Riverview Board, such resignation shall also be considered a resignation from the Bank Board. Similarly, if Mr. Chadwick or the Substitute resigns from the Bank Board, such resignation shall also be considered a resignation from the Riverview Board.

Mr. Chadwick or the Substitute, as the case may be, agrees to promptly submit his resignation as a member of the Board of Directors of each of Riverview and the Bank upon the termination of this Agreement pursuant to Section 15 hereof.

Except as otherwise set forth in this Section 1, at all times while serving as a member of the Board or the Bank Board, Mr. Chadwick or the Substitute, as the case may be, agrees to comply with all policies, procedures, processes, codes, rules, standards and guidelines applicable to members of the Board or the Bank Board (as each may be amended from time to time for all directors). Upon the request of Mr. Chadwick or the Substitute, Riverview shall make available to Mr. Chadwick or the Substitute copies of all such policies, procedures, processes, codes, rules, standards and guidelines that are in writing and in effect as of the date of such request. At all times while Mr. Chadwick or the Substitute is serving as a member of the Board or the Bank Board, (i) Mr. Chadwick or the Substitute shall not disclose to the Ancora Parties, any Member or any "affiliate" or "associate" (as defined in Rule 12b-2 promulgated by the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of each such Member of the Ancora Parties (collectively and individually the "Ancora Affiliates") or any other person or entity not affiliated with Riverview or the Bank any confidential information of Riverview or the Bank, and (ii) each Member of the Ancora Parties shall not, and shall cause the Ancora Affiliates not to, seek to obtain confidential information of Riverview or the Bank from Mr. Chadwick or the Substitute; provided that, notwithstanding the foregoing, Mr. Chadwick or the Substitute may discuss confidential information with an associate of Ancora Advisors in accordance with and subject to the terms of the Non-Disclosure Agreement, the form of which is attached hereto as Exhibit A, after the Non-Disclosure Agreement has been mutually executed and delivered by Riverview, Mr. Chadwick or the Substitute, the principal of Ancora Advisors and Ancora Advisors.

2. Standstill

The Ancora Parties each agree that during the Standstill Period (as hereinafter defined), the Ancora Parties, any Member and the Ancora Affiliates will not (and they will not assist or encourage others to), directly or indirectly, in any manner, without prior written approval of the Board of Directors of Riverview:

(i) acquire, offer or propose to acquire, solicit an offer to sell or agree to acquire directly or indirectly, alone or in concert with others, by purchase, gift, tender, exchange or otherwise, any direct or indirect beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) or any direct or indirect interest in any securities or direct or indirect rights, warrants or options to acquire, or securities convertible into or exchangeable for (collectively, an "Acquisition"), any securities of Riverview, such that as a result of such of such Acquisition, the Ancora Parties would maintain beneficial ownership in excess of 9.99% of the outstanding shares of Riverview common stock;

(ii) make, engage in, or in any way participate in, directly or indirectly, alone or in concert with others, any "solicitation" of "proxies" or consents to vote (as such terms are used in the proxy rules of the SEC promulgated pursuant to Section 14 of the Exchange Act) or seek to advise, encourage or influence in any manner whatsoever any person with respect to the voting of any voting securities of Riverview;

(iii) form, join, encourage, influence, advise or in any way participate in a "group" within the meaning of Section 13(d)(3) of the Exchange Act (other than a group involving solely the Ancora Parties) with respect to any voting securities of Riverview or otherwise in any manner agree, attempt, seek or propose to deposit any securities of Riverview in any voting trust or similar arrangement, or subject any securities of Riverview to any arrangement or agreement with respect to the voting thereof (other than any such voting trust, arrangement or agreement solely among the Ancora Parties) except as expressly set forth in this Agreement (for the benefit of clarification and the avoidance of doubt, this provision shall not prohibit changes in the Members of the group involving the Ancora Parties as long as any additional Member(s) agrees to be bound by the terms of this Agreement);

(iv) acquire, offer or propose to acquire or agree to acquire, directly or indirectly, alone or in concert with others, by purchase, tender, exchange or otherwise, (a) any of the assets, tangible and intangible, direct or indirect, of Riverview or (b) direct or indirect rights, warrants or options to acquire any assets of Riverview;

(v) arrange, or in any way participate, directly or indirectly, in any financing (except for margin loan financing for shares beneficially owned) for the purchase of any securities or securities convertible or exchangeable into or exercisable for any securities or assets of Riverview;

(vi) otherwise act, alone or in concert with others, to propose or to seek to offer to Riverview or any of its stockholders any business combination, restructuring, recapitalization or similar transaction to or with Riverview or the Bank or otherwise seek, alone or in concert with others, to control or change the management, Board of Directors or policies of Riverview or the Bank, to propose or seek any amendment, waiver or modification of the articles of incorporation or bylaws of Riverview, to nominate any person as a director of Riverview who is not nominated by the then incumbent directors (provided that if there is a vacancy on the Riverview Board of Directors the Ancora Parties may submit suggestions on a confidential basis to the Riverview Board of Directors or the Nominating Committee of the Riverview Board of Directors for nominees to the Board of Directors pursuant to the nomination policy adopted by the Board of Directors), or propose any matter to be voted upon by the stockholders of Riverview;

(vii) directly or indirectly, sell, transfer or otherwise dispose of any interest in the shares of Riverview common stock beneficially owned by the Ancora Parties or Members thereof to any person that would reasonably be understood to be the beneficial owner of 5% or more of the outstanding shares of Riverview common stock, except in a transaction approved by the Riverview Board of Directors;

(viii) except in connection with the enforcement of this Agreement, or passive participation as a class member in any class action (which for avoidance of doubt, shall not include participation as a name or lead plaintiff) with respect to any event or circumstance occurring prior to the date of this Agreement, initiate or participate, by encouragement or otherwise, in any litigation against Riverview or the Bank or their respective directors or officers, or in any derivative litigation on behalf of Riverview, except for testimony which may be required by law; or

(ix) announce an intention to do, or enter into any arrangement or understanding with others to do, or advise, assist or encourage others to do, any of the actions restricted or prohibited under clauses (i) through (viii) of this Section 2, publicly announce or disclose any request to be excused from any of the foregoing obligations of this Section 3 or otherwise take or cause any action or make any statement inconsistent with any of the foregoing.

At any Riverview annual meeting of stockholders during the Standstill Period, the Ancora Parties and Members thereof agree: (1) to vote all shares of Riverview they or any of them beneficially own in favor of the nominees for election or reelection as director of Riverview selected by the Board of Directors of Riverview and agree otherwise to support such director candidates, and (2) with respect to any other proposal submitted by any Riverview stockholder to a vote of the Riverview stockholders, to vote all of the Riverview shares they beneficially own in accordance with the recommendation of the Riverview Board of Directors with respect to any such stockholder proposal.

Notwithstanding anything in this Agreement to the contrary, nothing herein will be construed to limit or affect: (1) any action or inaction by Mr. Chadwick or the Substitute in his capacity as a member of Riverview's Board of Directors or the Bank's Board of Directors, provided he acts in good faith in the discharge of his fiduciary duties as a Board member; or (2) the ability of the Ancora Parties to engage in discussions relating to the topics listed in Section 2 of this Agreement directly with the Chairman and Chief Executive Officer of Riverview, or upon invitation by the Board of Directors of Riverview, with other members of management or the Board of Directors of Riverview.

The "Standstill Period" shall begin as of the date of this Agreement and shall remain in full force and effect until the later of (1) the close of business on the date of the 2017 annual meeting of stockholders of Riverview (for avoidance of doubt, it is acknowledged that Mr. Chadwick and the Substitute are free to resign as a director of Riverview or the Bank at any time, and for any reason, subsequent to the 2017 annual meeting of stockholders) or (2) six months following the last day that Mr. Chadwick or the Substitute, as the case may be, serves as a director of Riverview or the Bank.

Notwithstanding anything in this Agreement to the contrary, at the sole option of Riverview, the Standstill Period may be terminated by Riverview in the event that the beneficial ownership of the Ancora Parties or any Member thereof decreases below 5% of the outstanding shares of Riverview common stock (in which event Mr. Chadwick or the Substitute, as the case may be, shall promptly submit his resignation as a director of Riverview and the Bank).

3. Non-Disparagement

During the Standstill Period, the Ancora Parties agree not to disparage Riverview or any officers, directors (including director nominees) or employees of Riverview or its affiliates or subsidiaries in any public or quasi-public forum, and Riverview agrees not to disparage any of the Ancora Parties or any Member, officers, partners or employees of the Ancora Parties in any public or quasi-public forum.

4. Ancora Nominees

Riverview agrees that if either Mr. Chadwick or any Substitute is unable to serve as a director, resigns as a director or is removed as a director of Riverview or the Bank prior to the expiration of the Standstill Period, then the Board or the Bank Board, as applicable, shall appoint a substitute director, recommended by the Ancora Parties and subject to the approval of the applicable Board of Directors, in its discretion, after exercising its fiduciary duties in good faith, which approval shall not be unreasonably withheld or delayed (any such substitute director, a "Substitute"), to fill the resulting vacancy in the class of directors with terms expiring at the conclusion of the Riverview 2018 annual meeting of stockholders.

5. Authority

Each of the Parties that is a corporation or other legal entity and each individual Party executing this Agreement on behalf of a corporation or other legal entity, represents and warrants that: (a) such corporation or other legal entity is duly organized, validly authorized and in good standing, and possesses full power and authority to enter into and perform the terms of this Agreement; (b) the execution, delivery and performance of the terms of this Agreement have been duly and validly authorized by all requisite acts and consents of the company or other legal entity and do not contravene the terms of any other obligation to which the corporation or other legal entity is subject; and (c) this Agreement constitutes a legal, binding and valid obligation of each such entity, enforceable in accordance with its terms.

6. Expenses

All costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such expenses.

7. Amendment in Writing

This Agreement and each of its terms may only be amended, waived, supplemented or modified in a writing signed by the signatories hereto or their respective clients.

8. Governing Law/Venue/Jurisdiction

This Agreement, and the rights and liabilities of the Parties hereto, shall be governed by and construed in accordance with the laws of the State of Washington without regard to conflict of law provisions. The venue and jurisdiction for adjudication of any and all disputes between the Parties to this Agreement shall be in the State of Washington with a court of competent jurisdiction located in Clark County, Washington.

9. Notice of Breach and Remedies

The Parties expressly agree that an actual or threatened breach of this Agreement by any Party will give rise to irreparable injury that cannot adequately be compensated by damages. Accordingly, in addition to any other remedy to which it may be entitled, each Party shall be entitled to seek a temporary restraining order or injunctive relief to prevent a breach of the provisions of this Agreement or to secure specific enforcement of its terms and provisions.

The Ancora Parties expressly agree that they will not be excused or claim to be excused from performance under this Agreement as a result of any material breach by Riverview unless and until Riverview is given written notice of such breach and thirty (30) business days either to cure such breach or for Riverview to seek relief in court. If Riverview seeks relief in court, the Ancora Parties irrevocably stipulate that any failure to perform by the Ancora Parties shall be deemed to constitute irreparable harm under this Agreement, therefore Riverview shall not be required to provide further proof of irreparable harm in order to obtain equitable relief and the Ancora Parties shall not deny or contest that such circumstances would cause Riverview irreparable harm. If, after such thirty (30) business day period, Riverview has not either reasonably cured such material breach or obtained relief in court, the Ancora Parties may terminate this Agreement by delivery of written notice to Riverview.

Riverview expressly agrees that it will not be excused or claim to be excused from performance under this Agreement as a result of any material breach by the Ancora Parties or any Member thereof unless and until the Ancora Parties are given written notice of such breach and thirty (30) business days either to cure such breach or for the Ancora Parties to seek relief in court. If the Ancora Parties seek relief in court, Riverview irrevocably stipulates that any failure to perform by Riverview shall be deemed to constitute irreparable harm under this Agreement, therefore the Ancora Parties shall not be required to provide further proof of irreparable harm in order to obtain equitable relief and Riverview shall not deny or contest that such circumstances would cause the Ancora Parties irreparable harm. If, after such thirty (30) business day period, the Ancora Parties have not either reasonably cured such material breach or obtained relief in court, Riverview may terminate this Agreement by delivery of written notice to the Ancora Parties.

10. Counterparts

This Agreement may be executed in counterparts, each of which shall be considered to be an original or true copy of this Agreement. Faxed or emailed signatures shall be presumed valid.

11. Non-Waiver

The failure of any one of the Parties to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver thereof or deprive the Parties of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.?

12. Disclosure of This Agreement

The parties contemplate that the Ancora Parties will file a Schedule 13D amendment attaching this Agreement, that Riverview will file a Form 8-K attaching this Agreement and that during the Standstill Period there will be no other public comments (except as required by applicable law, including regulations of the SEC) by the Parties regarding this Agreement other than a press release by Riverview factually summarizing this Agreement and referring to the Form 8-K filing, which press release shall be subject to prior approval by the Ancora Parties (such approval not to be unreasonably withheld).

13. Entire Agreement

This Agreement constitutes the full, complete and entire understanding, agreement, and arrangement of and between the Parties with respect to the subject matter hereof and supersedes any and all prior oral and written understandings, agreements and arrangements between them. There are no other agreements, covenants, promises or arrangements between the Parties other than those set forth in this Agreement (including the attachments hereto).

14. Notice

All notices and other communications which are required or permitted hereunder shall be in writing and sufficient if by same-day hand delivery (including delivery by courier) or sent by fax, addressed as follows:

If to Riverview:

Patrick Sheaffer

Chairman

Riverview Bancorp, Inc.

900 Washington Street, Suite 900

Vancouver, Washington 98660

Fax: (360) 693-6275

with a copy, which will not constitute notice, to:

John F. Breyer, Jr.

Breyer & Associates PC

8180 Greensboro Drive, Suite 785

McLean, Virginia 22102

Fax: (703) 883-2511

If to the Ancora Parties:

Frederick DiSanto

Chairman and Chief Executive Officer

Ancora Advisors, LLC

6060 Parkland Boulevard, Suite 200

Cleveland, Ohio 44124

Fax: (216) 825-4001

with a copy, which will not constitute notice, to:

Phillip M. Goldberg

Foley & Lardner LLP

321 North Clark Street

Chicago, Illinois 60654-5313

Fax: (312) 832-4700

15. Termination

 This Agreement shall cease, terminate and have no further force and effect upon the expiration of the last day of the Standstill Period as set forth in Section 2, unless earlier terminated pursuant to Section 9 hereof or by mutual written agreement of the Parties.

 16. Further Assurances

 The Ancora Parties and Riverview agree to take, or cause to be taken, all such further or other actions as shall reasonably be necessary to make effective and consummate the transactions contemplated by this Agreement.

 17. Successors and Assigns

 All covenants and agreements contained herein shall bind and inure to the benefit of the parties hereto and their respective successors and assigns.

 18. No Third Party Beneficiaries

 This Agreement is solely for the benefit of the parties and is not enforceable by any other person.

[Signature page follows]

IN WITNESS WHEREOF, the Parties hereto have each executed this Agreement on the date set forth below.

 Dated: August 26, 2015

For: Ancora Advisors, LLC
Merlin Partners,
AAMAF LP
Ancora Catalyst Fund LP

By:
	Frederick DiSanto	/s/ Frederick DiSanto
Managing Member

By:
	Brian Hopkins	/s/ Brian Hopkins
Managing Member

By:
	James M. Chadwick	/s/ James M. Chadwick
Managing Member

By:
	Patrick Sweeney	/s/ Patrick Sweeney
Associate

For:
Riverview Bancorp, Inc
	Patrick Sheaffer	/s/ Patrick Sheaffer
Chairman